UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                        LENDER PROCESSING SERVICES, INC.
                        --------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
            --------------------------------------------------------
                         (Title of Class of Securities)


                                    52602E102
                                    ---------
                                 (CUSIP Number)


                                  July 2, 2008
                                  ------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [ ] Rule 13d-1(b)

                              [X] Rule 13d-1(c)

                              [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                                Page 1 of 9 Pages
                              Exhibit Index: Page 8

                                                               Page 2 of 9 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).



          GLENVIEW CAPITAL MANAGEMENT, LLC

.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................

Number of             5.       Sole Voting Power                  None
Shares                ..........................................................
Beneficially          6.
Owned                          Shared Voting Power                7,269,756
by Each               ..........................................................
Reporting             7.
Person With                    Sole Dispositive Power             None
                      ..........................................................
                      8.
                               Shared Dispositive Power           7,269,756
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,269,756
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          7.67% based on 94,781,000 shares outstanding as of July 2, 2008. (1)
.................................................................................
12.       Type of Reporting Person:

          OO

---------------

(1) The number of total shares  outstanding  was  obtained  from  Bloomberg  and
Exhibit 99.1 to the issuer's Form 10-12B/A filed on June 19, 2008. Exhibit 99.1 provides following the spin-off the number of shares outstanding is expected to be 94,781,000. The spin-off was completed on July 2, 2008, as per the issuer's Form 8-K filed on July 9, 2008.

                                                               Page 3 of 9 Pages


.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          LAWRENCE M. ROBBINS
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [  ]

          (b) [  ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          United States of America
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                7,269,756
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           7,269,756
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          7,269,756
.................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          7.67% based on 94,781,000 shares outstanding as of July 2, 2008. (1)
.................................................................................
12.       Type of Reporting Person:

          IN

---------------

(1) The number of total shares  outstanding  was  obtained  from  Bloomberg  and
Exhibit 99.1 to the issuer's Form 10-12B/A filed on June 19, 2008. Exhibit 99.1 provides following the spin-off the number of shares outstanding is expected to be 94,781,000. The spin-off was completed on July 2, 2008, as per the issuer's Form 8-K filed on July 9, 2008.

                                                               Page 4 of 9 Pages



Item 1(a)         Name of Issuer:

                  Lender Processing Services, Inc. (the "Issuer")

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  601 Riverside Avenue, Jacksonville, Florida 32204.

Item 2(a)         Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Glenview   Capital  Management,  LLC  ("Glenview   Capital
                  Management");

                  ii) Lawrence M. Robbins ("Mr. Robbins").

                  This Statement relates to Shares (as defined herein) held for the accounts of Glenview Capital Partners, L.P., a Delaware limited partnership ("Glenview Capital Partners"), Glenview Capital Master Fund, Ltd., a Cayman
Islands exempted company ("Glenview Capital Master Fund"), Glenview Institutional Partners, L.P., a Delaware limited partnership ("Glenview Institutional Partners"), GCM Little Arbor Master Fund, Ltd., a Cayman Islands exempted company ("GCM Little Arbor Master Fund"), GCM Little Arbor Institutional Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Institutional Partners"), GCM Little Arbor Partners, L.P., a Delaware limited partnership ("GCM Little Arbor Partners"), Glenview Offshore Opportunity Master Fund, Ltd., a Cayman Islands exempted company ("Glenview Offshore Opportunity Master Fund"), GCM Opportunity Fund, L.P., a Delaware limited partnership ("GCM Opportunity Fund") and Glenview Capital Opportunity Fund, L.P., a Delaware limited partnership ("Glenview Capital Opportunity Fund").

                  Glenview Capital Management serves as investment manager to each of Glenview Capital Partners, Glenview Capital Master Fund, Glenview Institutional Partners, GCM Little Arbor Master Fund, GCM Little Arbor Institutional Partners, GCM Little Arbor Partners, Glenview Offshore Opportunity Master Fund, GCM Opportunity Fund and Glenview Capital Opportunity Fund. In such capacity, Glenview Capital Management may be deemed to have voting and dispositive power over the Shares held for such accounts. Mr. Robbins is the Chief Executive Officer of Glenview Capital Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of Glenview Capital Management and Mr. Robbins is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

Item 2(c)         Citizenship:

                  i) Glenview Capital Management is a Delaware limited liability company;

                  ii) Mr. Robbins is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                                                               Page 5 of 9 Pages


                  Common Stock (the "Shares")

Item 2(e)         CUSIP Number:

                  52602E102

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of July 11, 2008, each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner of 7,269,756 Shares. This amount consists of: (A) 200,643 Shares held for the account of Glenview Capital Partners; (B) 3,508,660 Shares held for the account of Glenview Capital Master Fund; (C) 1,394,641 Shares held for the account of Glenview Institutional Partners; (D) 383,974 Shares held for the account of GCM Little Arbor Master Fund; (E) 53,088 Shares held for the account of GCM Little Arbor Institutional Partners; (F) 5,637 Shares held for the account of GCM Little Arbor Partners;
(G) 875,340 Shares held for the account of Glenview Offshore Opportunity Master Fund; (H) 30,365 Shares held for the account of GCM Opportunity Fund and (I) 817,408 Shares held for the account of Glenview Capital Opportunity Fund.

Item 4(b)         Percent of Class:

                  The number of Shares of which each of Glenview Capital Management and Mr. Robbins may be deemed to be the beneficial owner constitutes approximately 7.67% of 94,781,000, the total number of Shares outstanding as of July 2, 2008. (1)

---------------

(1) The number of total shares  outstanding  was  obtained  from  Bloomberg  and
Exhibit 99.1 to the issuer's Form 10-12B/A filed on June 19, 2008. Exhibit 99.1 provides following the spin-off the number of shares outstanding is expected to be 94,781,000. The spin-off was completed on July 2, 2008, as per the issuer's Form 8-K filed on July 9, 2008.

                                                               Page 6 of 9 Pages




Item 4(c)         Number of Shares of which such person has:

Glenview Capital Management and Mr. Robbins:
--------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          7,269,756

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             7,269,756

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 7 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 14, 2008                         GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name: Lawrence M. Robbins
                                            Title: Chief Executive Officer


Date: July 14, 2008                         LAWRENCE M. ROBBINS


                                            /s/ Lawrence M. Robbins
                                            -----------------------

                                                               Page 8 of 9 Pages

                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A   Joint Filing Agreement, dated July 14, 2008 by and among
    Glenview Capital Management, LLC and Lawrence M. Robbins.......        9

                                                               Page 9 of 9 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Lender Processing Services, Inc. dated as of July 14, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 14, 2008                         GLENVIEW CAPITAL MANAGEMENT, LLC


                                            By: /s/ Lawrence M. Robbins
                                                --------------------------------
                                            Name: Lawrence M. Robbins
                                            Title: Chief Executive Officer


Date: July 14, 2008                         LAWRENCE M. ROBBINS


                                            /s/ Lawrence M. Robbins
                                            -----------------------